

03014321

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

#9 3/7/03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44903

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/02__ AND ENDING __12/31/02__
　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

　　TFS Derivatives Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__17 State Street 41st Floor__
　　　　　　　　(No. and Street)

__New York__　　　　　　　__NY__　　　　　　　__10004__
　　(City)　　　　　　　　　(State)　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__James Conway, Controller__　　　　　　__212-943-____
　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
　Ernst & Young LLP

　　　　　　　　　(Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

RECEIVED
MAR 0 3 2003
208

CHECK ONE:
　☑ Certified Public Accountant
　☐ Public Accountant
　☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, _Jeffrey L. Mehan_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of _TFS Derivatives Corp_ , as of _February 25_ , _2003_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Subscribed and sworn to before
me this 26th day of February 2003

Renee Diones Cahill
Notary Public

_____
Signature

President
Title

RENEE DIONES-CAHILL
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 31, 2006

This report** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

TFS Derivatives Corp.
(a wholly-owned subsidiary of Tradition Financial Services, Inc.)

Year ended December 31, 2002
with Report of Independent Auditors

TFS Derivatives Corp.
(a wholly-owned subsidiary of Tradition Financial Services, Inc.)

Statement of Financial Condition

Year ended December 31, 2002

Contents



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors of
   TFS Derivatives Corp.

We have audited the accompanying statement of financial condition of TFS Derivatives Corp. (a wholly-owned subsidiary of Tradition Financial Services, Inc.) (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TFS Derivatives Corp. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 12, 2003

TFS Derivatives Corp.
(a wholly-owned subsidiary of Tradition Financial Services, Inc.)

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$ 1,473,045
Commissions receivable	1,632,222
Non-marketable securities	16,800
Total assets	$ 3,122,067

Liabilities and stockholder's equity

Liabilities:

Due to affiliate	$ 485
Total liabilities	485
Stockholder's equity	3,121,582
Total liabilities and stockholder's equity	$ 3,122,067

The accompanying notes are an integral part of the statement of financial condition.

TFS Derivatives Corp.
(a wholly-owned subsidiary of Tradition Financial Services, Inc.)

Notes to Statement of Financial Condition

December 31, 2002

1. Organization

TFS Derivatives Corp. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Tradition Financial Services, Inc. (the "Parent"), which, in turn, is a wholly-owned subsidiary of TFS Lausanne, which, in turn, is majority owned by Compagnie Financiere Tradition, a company organized in Switzerland. The Company is primarily a broker of equity index derivatives, is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. All trades are conducted, as agent, on a give-up basis.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

Cash Equivalents

The Company considers all money market funds ($467,978 at December 31, 2002), which maintain a net asset value of $1.00, and short-term, highly liquid investments that are readily convertible into cash, and have original maturity dates of under three months at the time of purchase to be cash equivalents.

Revenue Recognition

Commissions are recognized on a trade date basis.

Non-Marketable Securities

Non-marketable securities owned consist of private placement warrants that are stated at cost, which approximates fair value.

3

TFS Derivatives Corp.
(a wholly-owned subsidiary of Tradition Financial Services, Inc.)

Notes to Statement of Financial Condition (continued)

3. Related Party Transactions

The Parent absorbs all operating costs of the Company and in return charges the Company a management fee.

The Company enters into various transactions in the normal course of business with affiliated companies, which primarily consist of trades on behalf of the Company's and the affiliate's customers. The Company and each affiliate charge their respective customers for the commission related to each trade. Balances arising from such transactions are noninterest-bearing, and are included in due to affiliate in the statement of financial condition.

4. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company records income taxes for financial reporting purposes on a separate company basis. Income taxes payable have been remitted to the Parent as of December 31, 2002.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of the Rule. At December 31, 2002, the Company had net capital of $1,874,988, which was $1,869,988 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .0003 to 1 at December 31, 2002.

6. Concentration of Credit Risk

At December 31, 2002, the Company's cash and cash equivalents were held at one major financial institution.

TFS Derivatives Corp.
(a wholly-owned subsidiary of Tradition Financial Services, Inc.)

Notes to Statement of Financial Condition (continued)

6. Concentration of Credit Risk (continued)

Commissions receivable represent amounts due from customers, which primarily consist of securities firms. The Company's policy is to monitor the credit standing of each customer with which it conducts business.

7. Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized in the statement of financial condition (including receivables and payables) approximates their carrying value, as such financial instruments are short term in nature.